

August 24, 2012

Via E-mail
Mr. Daniel R. Daigneault
President and Chief Executive Officer
The First Bancorp, Inc.
223 Main Street
Damariscotta, Maine 04543

> **Re:** **The First Bancorp, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for Fiscal Quarter ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 000-26589**

Dear Mr. Daigneault:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 3 – Loans, page 11

1. Please revise your Summary of past-due status of loans tabular disclosure on page 12 in future filings to further breakout the amounts included in the 30-89 days past due bucket into

loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

2. We note that in your tabular presentations of impaired loans beginning on page 14 that the recorded investments and unpaid principle balances are the same for each period presented. Taking into consideration your charge-off policy disclosed on page 56 of your Form 10-K for the fiscal year ended December 31, 2011, the increase in the specific allowance attributable to impaired loans, and the charge-offs and recoveries recorded during each period, please explain the reasons for the unpaid principle balances approximating the recorded investment of your impaired loans.   Refer to the FASB Accounting Standards Codification Master Glossary, which defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.

Note 4 – Allowance for Loan Losses, page 17

3. You disclose that the third element of your allowance for loan loss consists of qualitative reserves judgmentally adjusted for local and national economic conditions, concentrations, portfolio composition, volume and severity of delinquencies and non-accrual loans, trends of criticized and classified loans, changes in credit policies, and underwriting standards, credit administration practices and other factors. Considering the judgment involved in estimating loan losses and the fact that your allowance for loan losses is a critical accounting policy, please tell us and revise future filings to disclose additional granularity about how these reserves for qualitative adjustments are determined along with the key drivers (e.g. trends of criticized and classified loans, volumes and severity of delinquencies and non-accrual loans) of these amounts. Additionally, please also discuss any significant adjustments made by loan class for each period presented and discuss the specific facts and circumstances for the adjustments.

4. As a related matter we note that your unallocated reserves have decreased from $2 million as of December 31, 2011 to $1.69 million and $1.89 million as of March 31, 2012 and June 30, 2012, respectively. Please revise future filings to discuss in further detail how this amount is determined, the key drivers that impact the variability of this amount, and discuss the facts and circumstances related to any trends in this amount. Additionally, please also compare and contrast the reserve for qualitative factors to your unallocated reserves as it is unclear as to how you would distinguish between amounts determined in each of these reserve categories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3474 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant